UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                             FILED PURSUANT TO 13d-2
                               (Amendment No. 1)*

                           Iron Mountain Incorporated
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   46284P 10 4
                                 (CUSIP Number)


             (Date of Event Which Requires Filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)



--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                          Page 2 of 6 Pages



1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           C. Richard Reese
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                   (a) |_|
                                                                (b) |_|
3          SEC USE ONLY


4          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
                            5          SOLE VOTING POWER1
         NUMBER OF
          SHARES                       1,690,694
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            6          SHARED VOTING POWER

                                       0
                            7          SOLE DISPOSITIVE POWER

                                       688,445
                            8          SHARED DISPOSITIVE POWER

                                       0
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,690,694 Shares
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (See Instructions)                   |_|


11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.7%
12         TYPE OF REPORTING PERSON (See Instructions)

           IN


--------
1 Includes 22,995 shares of Iron Mountain Incorporated Common Stock, $.01 par value ("Iron Mountain Common Stock") held by trusts for the benefit of Mr. Reese's children, as to which Mr. Reese disclaims beneficial ownership. Also includes 1,002,249 shares of Iron Mountain Common Stock as to which Mr. Reese shares beneficial ownership with Schooner Capital LLC ("Schooner") as a result of a deferred compensation arrangement, as amended, between Schooner and Mr. Reese relating to Mr. Reese's former services as President of Schooner. Pursuant to such arrangement, upon the earlier to occur of (i) Schooner's sale or exchange of all or a portion of those 1,002,249 shares, after all other shares of Iron Mountain Common Stock held by Schooner have been sold or (ii) the cessation of Mr. Reese's employment with Iron Mountain Incorporated. Schooner is required to transfer such shares (or portion thereof) of Iron Mountain Common Stock to Mr. Reese or remit to Mr. Reese cash in an amount equal to the then current fair market value of such shares of Iron Mountain Common Stock. Schooner has agreed to vote the shares of Iron Mountain Common Stock subject to such arrangement at the direction of Mr. Reese. All numbers in this Schedule 13G are adjusted to give effect to a 3 for 2 split of Iron Mountain Common Stock that occurred in July 1998.

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                         Page 3 of 6 Pages

Item 1(a).    Name of issuer:

     Iron Mountain Incorporated

Item 1(b).    Address of Issuer's Principal Executive Offices:

     745 Atlantic Avenue, Boston, Massachusetts 02111

Item 2(a).    Name of Person Filing:

     C. Richard Reese

Item 2(b).    Address of Principal Business Office or, if none, Residence:

     c/o Iron Mountain Incorporated, 745 Atlantic Avenue, Boston, Massachusetts 02111

Item 2(c).    Citizenship:

     U.S.A.

Item 2(d).    Title of Class of Securities:

     Common Stock, $.01 par value

Item 2(e).    CUSIP Number:

     46284P 10 4

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:

         (a) / / Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b) / /  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) / / Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) / / Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) / /  An investment adviser in accordance with 13d-1(b)(1)(ii)(E);

         (f) / / An employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F);

         (g) / / A parent holding company or control person in accordance with 13d-1(b)(1)(ii)(G);

         (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                         Page 4 of 6 Pages


         (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) / /  Group, in accordance with 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to 13d-1(c), check this box.   |_|

Item 4.       Ownership.

     (a) Amount beneficially owned:

         1,690,694 shares2

     (b) Percent of class:

         5.7%

     (c) Number of shares as to which such person has:

     (i)      Sole power to vote or direct the vote:

              1,690,694

     (ii)     Shared power to vote or direct the vote:

              0

     (iii)    Sole power to dispose or to direct the disposition of:

              688,445

     (iv)     Shared power to dispose or to direct the disposition of:

              0

Item 5.       Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

     Mr. Reese and Schooner entered into a Deferred Compensation Agreement, dated as of December 18, 1995, whereby non-qualified stock options to acquire stock of Schooner pursuant to the Schooner Capital Corporation 1988 Stock Option Plan were replaced with a deferred compensation agreement, to provide him with deferred compensation of 1,002,249 shares of Iron Mountain Common Stock. Pursuant to such agreement, upon the earlier to occur of (i) Schooner's sale or exchange of all or a portion of those 1,002,249 shares, after all other

--------
         2    See footnote 1, above.

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                         Page 5 of 6 Pages


shares of Iron Mountain Common Stock held by Schooner have been sold or (ii) the cessation of Mr. Reese's employment with Iron Mountain Incorporated, Schooner is required to transfer such shares (or portion thereof) of Iron Mountain Common Stock to Mr. Reese, or remit to Mr. Reese cash in an amount equal to the then current fair market value of such shares of Iron Mountain Common Stock. The number of shares will be adjusted appropriately to reflect any stock dividend, stock split, or other equity adjustment with respect to Iron Mountain Common Stock. Mr. Reese has no rights as a stockholder with respect to such shares until the date of any issuance of stock certificates to him for such shares. No adjustments will be made for dividends or other rights for which the record date is prior to the date such stock certificates are issued. However, Schooner has agreed to vote the shares of Iron Mountain Common Stock subject to such arrangement at the direction of Mr. Reese. Due to such arrangement, Mr. Reese is deemed to beneficially own 5.7% of Iron Mountain Common Stock, whereas absent such arrangement Mr. Reese would only hold 2.3% of Iron Mountain Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.       Identification and Classification of Members of the Group.

     Not applicable.

Item 9.       Notice of Dissolution of Group.

     Not applicable.

Item 10.      Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                         Page 6 of 6 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   January 27, 1999
                                                       (Date)


                                                   /s/ C. Richard Reese
                                                      (Signature)


                                                   C. Richard Reese
                                                     (Name/Title)


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).